Filed by Integrated Device Technology, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No. 333-181571

Subject Company: PLX Technology, Inc.

Commission File No. 000-25699

OCTOBER 29, 2012 / 8:30PM, IDTI - Q2 2013 Integrated Device Technology

Earnings Conference Call

CORPORATE PARTICIPANTS

Rick Crowley Integrated Device Technology - SVP, CFO

Ted Tewksbury Integrated Device Technology - President, CEO

CONFERENCE CALL PARTICIPANTS

Anthony Stoss Craig-Hallum Capital Group - Analyst

Blake Harper Signal Hill Group LLC - Analyst

Betsy Van Hees Wedbush Securities - Analyst

Christopher Longiaru Sidoti & Company - Analyst

PRESENTATION

Operator

Good afternoon, and welcome to the Integrated Device Technology, Inc., fiscal second-quarter 2013 financial results conference call. (Operator Instructions). As a reminder, this conference is being recorded.

With that said, here with opening remarks is Integrated Device Technologies’ Chief Financial Officer, Mr. Rick Crowley. Please go ahead, sir.

Rick Crowley - Integrated Device Technology - SVP, CFO

Thank you, and welcome to our fiscal second-quarter 2013 earnings call.

I’m Rick Crowley, IDT’s Chief Financial Officer, and presenting with me on the call today is Ted Tewksbury, our President and Chief Executive Officer.

Our call today will include remarks about future expectations, plans, and prospects for IDT, which constitute forward-looking statements for purposes of the Safe Harbor provisions under applicable federal securities laws. Forward-looking statements in this call will include statements regarding demand for Company products; anticipated trends in Company sales, expenses, and profits; and IDT’s expectations for the proposed acquisition of PLX Technology; and involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations.

Risks include, but are not limited to, fluctuations in product demand, manufacturing capacity, and costs; inventory management; competition; pricing; patents and other intellectual property rights of third parties; timely development and introduction of new products and manufacturing processes; successful integration of acquired businesses and technology; availability of capital; cash flow; the completion of the proposed acquisition of PLX Technology; and other risk factors detailed in the Company’s SEC filings.

The Company urges investors to review in detail the risks and uncertainties in the Company’s SEC filings, including but not limited to the annual report on Form 10-K for the fiscal year ended April 1, 2012, our quarterly report on Form 10-Q for the quarter ended July 1, 2012, and periodic reports filed from time to time with the SEC. All forward-looking statements are made as of the date of this call, and IDT disclaims any duty to update such statements.

In addition, pursuant to Regulation G, any non-GAAP financial measures referenced during today’s conference call can be found in our press release posted on our website at www.IDT.com, including a complete reconciliation to the most directly comparable GAAP measures. All financial references will be non-GAAP on a continuing operations basis, unless otherwise indicated.

Also, we have made selected financial information available in a webcast slide, which can be found in the investor relations section of our website.

Now, I’ll turn the call over to Ted, who will provide some second-quarter highlights, and then I’ll return to give you more specifics on our results for the quarter. After that, I’ll elaborate on our outlook for the December quarter. Ted?

Ted Tewksbury - Integrated Device Technology - President, CEO

Thank you, Rick, and thanks to all of you joining us today.

So to recap, we reported solid fiscal Q2 results with revenue of $133 million and non-GAAP gross margin of 59.4%. That was the highest gross margin in 10 years. Non-GAAP EPS from continuing operations was $0.09, $0.02 better than the midpoint of our July projections.

Despite broad-based weakness in demand as reported by many of our peers, we were able to deliver sequential revenue growth in line with our prior projections. New product revenue increased to over 17% of the total, up from 14% in the prior quarter, driven by record revenue from RapidIO switches, continued growth in PCI Express, and initial ramps of new product categories, such as enterprise Flash controllers, high-speed data converters, and wireless power. Higher gross margins, combined with an acceleration of our cost-reduction initiatives, enabled us to achieve non-GAAP operating margins of 12%, meeting our target model at this revenue level.

Let me now provide a brief overview of the trends we saw in each of our three end markets, including new products and design activity, followed by our guidance for Q3. In our Communications end market, revenue increased 9% quarter over quarter, better than the 6% we predicted. Revenue from RapidIO switches increased to record levels as carriers continued to roll out 4G LTE networks.

Revenue from Communications products comprised about 51% of total sales, up from 48% in the prior quarter. While RapidIO showed exceptional strength during the quarter, we are still in the early stages of the global LTE buildout. Growth to date has been concentrated primarily in the US, driven by Verizon who said they will achieve nationwide coverage comparable to their 3G network next year. AT&T said they will more than double their LTE coverage this year, while T-Mobile and Sprint also continue to gain momentum.

The global LTE footprint also continues to expand with the recent entries of Softbank and China Mobile. 4G coverage in China is expected to accelerate as TD-LTE transitions from trials to full-scale deployments.

The base stations in all of these networks use RapidIO switches supplied by IDT.

Our recent data converter acquisitions, combined with our RapidIO, timing, and RF products, now give us all the pieces to deliver end-to-end signal change solutions for wireless base stations. 4G growth, combined with our expanding base station content, should enable us to outgrow the market over the next several years.

In the Computing end market, we experienced a 5% sequential revenue decline, slightly worse than our projections of down 3%. Serial related revenue fell due to the lower memory interface sales, partially offset by growth in PCI Express switches and Flash memory controllers. Overall, Computing represented about 35% of revenue, down from 38% in the prior quarter.

As reported by IDM, Intel, and other companies, server demand has softened as enterprises throttle back IT spending in this uncertain economic environment. We also experienced this weakness, but we continue to see strong design activity for our new products, which enable enterprises and data centers to improve performance, reduce power consumption, and lower their overall cost of ownership.

In the second quarter, we added three innovative new products to our portfolio, and these are already gaining traction with customers. First, we announced the industry’s lowest-power DDR3 memory buffer for load-reduced dual in-line memory modules. This new LRDIMM buffer leapfrogs the competition by reducing power and achieving the world’s highest data rate. The product is already sampling to customers, and we are targeting qualification for Intel’s Ivy bridge server platform next year.

Second, we sampled the world’s first DDR4 register and temperature sensor. This pair of devices meets the stringent performance requirements of next-generation DRAM modules, including both RDIMMs and LRDIMMs.

Third, we announced the industry’s first NVM Express enterprise Flash memory controller with a native PCI Express gen-three interface. PCI Express breaks the latency and throughput bottlenecks inherent in legacy SaaS and SATA-based solid-state drives.

NVM Express is a standard host controller interface, which will expand the customer base for PCI Express attached SSDs. We also leveraged this technology to deliver the industry’s first NVM Express nonvolatile DRAM controller. We’re already seeing initial revenue from our first-generation Flash controller and we expect NVM Express to layer on in 2013.

Customers continue to turn to IDT for innovative solutions that break the performance bottlenecks limiting data transfer rates between today’s processor and memory subsystems. Our extensive enterprise computing portfolio positions us to increase our dollar content in servers and storage systems over the next several years.

Turning now to our Consumer end market, revenue decreased 5% sequentially versus expectations of up 3% as our customers experienced softness in consumer end demand. Overall, Consumer sales represented 14% of total revenue, flat from the prior quarter.

While our legacy consumer revenue tracks the broader market, our new wireless power [chronics] tap into a disruptive new market with the potential to substantially outgrow the market at large.

We recently announced two very important partnerships that will help catalyze market adoption of this game-changing technology. First, we announced that Intel has selected IDT to develop a transmitter and receiver chip set for Intel’s wireless charging technology based on resonance. Wireless charging ICs by IDT will provide industry-leading size and cost reduction, while simplifying product development and integration. Intel, together with IDT, aims to deliver validated reference designs targeted for deployment in ultrabooks, all-in-one PCs, smartphones, and stand-alone chargers as early as next year.

Second, we announced today that QUALCOMM has selected IDT as its silicon partner to develop an integrated receiver IC for QUALCOMM’s wireless charging reference design. This IC will be designed to meet the requirements of QUALCOMM’s WiPower, a new near-field magnetic resonance technology that provides spatial freedom for charging consumer electronics, smartphones, tablets, and other battery-powered devices.

We also recently announced a major design win with Primax, a leading manufacturer of aftermarket wireless charging accessories for Tier 1 mobile phone OEMs.

In a recent story on the IDT/Intel partnership, CNBC called wireless charging the holy grail for mainstream consumers. I agree. After all, all of our devices are wireless with the exception of the cords we use to charge them up. Wireless charging technology will emancipate consumers from the tangle of cords and the inconvenience of plugging into a wall outlet. It will make power ubiquitous, so that batteries can be topped off anywhere, at any time, enabling batteries to be smaller and devices more portable.

Almost all of the major consumer OEMs have announced programs to implement wireless charging as a must-have feature in their next-generation devices. And IDT is engaged with most of them.

The strong endorsements by Intel and QUALCOMM validate IDT’s wireless power technology leadership and position us to run on both ends of the system, the mobile device as well as the charging infrastructure.

Wireless power, enterprise Flash controllers, RapidIO switches, and all of our other new products are designed in at Tier 1 customers and are expected to drive strong growth over the next several years as our customers ramp. However, the entire industry is now facing a very challenging near-term demand environment, which is impacting our core products, as well as delaying customer ramps for some of our new products. This is creating strong headwinds for the December quarter.

With that, let me turn to our guidance. Overall for our third quarter of fiscal 2013, we expect revenue to be down approximately 11% to about $119 million at the midpoint, plus or minus $4 million. Sales from the Communications end market are expected to decline approximately 3%, Consumer by 4%, and in Computing we anticipate December quarter revenue to be down about 25%. The unusual Computing weakness arises from demand softness in both PCs and servers.

Memory interface product, built ahead of Intel’s Romley launch, coupled with the sharp drop-off of enterprise demand, caused a temporary inventory bubble, which we believe will be burned off in the current quarter. This inventory correction was exacerbated by HANA’s exit from the server memory module market and the pending acquisition of Elpida by Micron. These factors are creating a temporary dip in our memory interface business that we expect to return to growth in the March quarter.

In summary, despite the weak demand environment, we remain focused on the things we can control — new product introductions, design wins, and operating expense reduction. Our Q2 results demonstrate solid execution in each of these areas. Once we emerge from this period of sluggish demand, we’re positioned to benefit from numerous tailwinds that will fuel growth for the next several years.

On the top line, new product categories continue to gain momentum. On the bottom line, we continue to take action to reduce operating expenses in less strategic areas of our business, as we did in the September quarter. We remain confident that by simultaneously growing new product revenue and optimizing our cost structure, we’ll be able to meet our commitment to exit the next fiscal year at a 20% operating margin.

With that, I’ll turn it over to Rick to expand on our financial results and our guidance for the December quarter. Rick?

Rick Crowley - Integrated Device Technology - SVP, CFO

Thanks, Ted. As Ted mentioned earlier, during fiscal Q2 we were able to post revenue of $133 million, which was in line with our July projections, despite sluggish end demand. That growth was primarily driven by customers in our Communications end market as RapidIO revenue hit all-time highs.

Bookings decreased slightly on a sequential basis in the September quarter, and our book to bill ratio for the quarter was about one. Order rates in the month of September softened relative to the beginning of the quarter. September channel inventories increased slightly relative to June quarter levels, due to lower than anticipated consumption.

Fiscal Q2 gross margin was 59.4%, the highest level in the last 10 years for IDT. The better than expected gross margin was the result of strong product mix, coupled with a reduction in inventory reserve charges.

Gross margins were up nearly 300 basis points from the same period one year ago, despite lower revenue levels, as we benefit from our strategic shift away from lower-margin end markets and the adoption of a fabless manufacturing model.

Operating expense in Q2 was about $63 million, a decrease of about $1.5 million from the first quarter and below our prior projections.

In our July earnings call, we stated that we were undertaking cost-reduction actions to offset the added expenses associated with our purchase of NXP’s high-speed data converter business. We are pleased to report that we were able to accelerate the timing of the cost reductions, resulting in a sequential decline in operating expenses, putting us one quarter ahead of schedule.

R&D spending during the first — second quarter was about $39 million, while SG&A expenses were about $24 million. Our operating margin was approximately 12% in the September quarter, up from 10% in June.

The effective tax rate increased to 19% in the fiscal second quarter. The higher rate is a result of an election to have IDT’s offshore entities make a one-time purchase of data converter intellectual property, which increases estimated US income for fiscal 2013. The US income is taxed at a higher rate than our income generated overseas.

In addition, the continued expiration of US tax law provisions, such as the R&D tax credit, elevates our tax rate by approximately 3%.

For Q2, we reported non-GAAP net income from continuing operations of $12.6 million, or $0.09 per diluted share, which was $0.02 better than the midpoint of our guidance.

Now let me summarize our results on a GAAP basis. We reported a GAAP net loss from continuing operations of approximately $700,000 in the September quarter. The difference between our GAAP and non-GAAP results nets out to about $13 million, or $0.09 per diluted share. Fiscal second-quarter 2013 GAAP results include $12.7 million in acquisition and restructuring-related charges and $3.6 million in stock-based compensation, partially offset by $3.1 million in benefits from tax effects.

Further information, including a detailed reconciliation of GAAP to non-GAAP results, is provided in the financial tables of today’s press release and can also be found on our website at IDT.com.

Now I’ll turn to our balance sheet. Cash and investments totaled approximately $269 million at the end of the September quarter. We used $31 million in cash for the acquisition of the NXP data converter business and spent $8 million on capital expenditures. We generated about $14 million in cash from operations during the quarter, received $5 million in proceeds from the sale of our video business unit, and $3 million from employee stock transactions.

Net inventory was approximately $62 million in September, down about $6 million from the prior quarter. Days of inventory decreased to 103 days at the end of the September quarter. Our trade accounts receivable increased to about $71 million in September, while DSO was 49 days.

Let me expand a bit on our forecast for the December quarter. Please note our financial projections assume no contribution from the proposed PLX transaction, which is under review by the Federal Trade Commission. During the September quarter, IDT and PLX received a second request for additional information from the FTC. Both parties are working diligently to comply with the second request.

At this time, neither IDT nor PLX had certified compliance with the FTC’s second request. We expect to certify compliance in November. Receipt of antitrust clearance under the HSR Act is a condition to the closing of the transaction. While we are actively working toward the completion of the FTC process and hope to be informed of the FTC’s position on the proposed transaction by the end of the December quarter, it is possible the process will continue into the first calendar quarter of 2013. We will provide updates to the status of the proposed transaction as developments warrant and consistent with applicable law.

Now returning to our December quarter outlook, we entered fiscal Q3 with lower backlog for direct customers than last quarter, and overall bookings through the first few weeks of the December quarter have been lower than the comparable period last quarter. Visibility remains low from a historical perspective and lead times continue to be short. In the current uncertain economic environment, our customers remain very focused on controlling inventory levels and appear to be more concerned about the end demand for their own products rather than supply.

Ted noted earlier that we currently project revenue for our fiscal third quarter of 2013 to be approximately $119 million, plus or minus $4 million. We project gross margin to be at 58%, plus or minus 50 basis points on a non-GAAP basis. The actual change in gross margin should be primarily dependent on the ultimate revenue range and the product mix for the quarter.

We remain focused on reducing operating expenses. Consequently, we project operating expenses will decline once again in the December quarter and will be in the range of $61 million, plus or minus $1 million. R&D is expected to be approximately $38.5 million, with SG&A spending of about $22.5 million. We currently anticipate interest and other expense will be about $500,000 and expect our fiscal Q2 tax rate to be about 19%.

We anticipate the 19% tax rate to continue for the remainder of fiscal 2013. This is largely due to the previously mentioned data converter intellectual property sale to IDT’s offshore entities, which increased the level of US-based income. This income is taxed at a higher rate than that of our income generated overseas. We believe that our tax rate will return to the 10% to 13% range in fiscal-year 2014 and beyond, depending on changes in the US tax code and the outcome of the PLX transaction.

We estimate Q3 share count to be about 147.5 million shares on a diluted basis and project non-GAAP EPS from continuing operations to be between $0.03 and $0.05 per share.

On the balance sheet, we expect cash flow from operations to remain steady at approximately $13 million during the December quarter. Inventory is expected to decrease modestly and days of inventory are projected to remain a little more than 100 days. Days sales outstanding are projected to remain steady in the December quarter. Cash and short-term investment balances are expected to be approximately $280 million at the end of December.

As Ted noted, we remain focused on meeting our operating margin targets. We are actively managing the two main elements that impact our ability to hit these targets, revenue growth and operating expenses.

On the revenue side, we have very strong core businesses, which we believe will return to growth once we make it through the current macroeconomic malaise. In addition, we have products introduced in every one of our new product categories. These products are in the hands of customers and are getting excellent engagement and design wins. We see this as a leading indicator for future revenue growth.

On the operating expense side, we have taken actions to reduce SG&A and R&D spending and expect those efforts to lower expenses in the December quarter and beyond. In addition, we will continue to evaluate areas of our business that are less well aligned with our current strategy, together with a focus on optimizing the return on our R&D investment.

The net result is that we believe that the combination of revenue growth and expense reductions will enable us to deliver future operating margin expansion and drive long-term value creation for our shareholders.

With that summary, I’ll turn the call over to the operator for the Q&A portion of the call.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Anthony Stoss.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

Hi, guys. A couple of things. Rick, can you take us through where you stand headcount-wise right now versus last quarter? And then, number of 10% customers. Also, if you guys could comment about the timing and potential ramp on the wireless charging revenues. Thanks.

Rick Crowley - Integrated Device Technology - SVP, CFO

Okay, Tony, I’ll take the first two. Yes, our headcount is down probably about — somewhere between 6% to 9%, sequentially, as of the beginning of October. We had one 10% customer, Samsung, and I’ll turn it over to Ted to answer your questions on the timing and ramp for the new products.

Ted Tewksbury - Integrated Device Technology - President, CEO

Yes, so Tony, as far as the wireless charging ramp, we have already introduced our wireless power transmitter and we’re also — we’re already receiving small levels of revenue on that today.

We will be introducing our receiver, which is a magnetic induction-based product, in the next several weeks, and that will be generating revenue before the end of this fiscal year.

As far as the QUALCOMM and the Intel partnerships are concerned, the exact timing has not been announced, but both companies have indicated that they will introduce their referenced designs toward the back half — or in the second half of 2013, and that will generate the major ramp in products that go into mobile phones, ultrabooks, all-in-one PCs, and so forth.

Between those two, there are a number of aftermarket equipment providers, such as Primax. I talked about the Primax design win in the prepared remarks. And they make the charging pads, sleeves for phones, dongles, stand-alone chargers, and things of that nature, which don’t need to wait until the full rollout of the ultrabooks and the PCs with wireless charging. So that will bridge the revenue.

So we expect to see literally pretty continuous growth in wireless charging revenue starting now. It’s already started. And then, we really — we’re reaching a crescendo in the second half of 2013.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

Okay. One more quick question here. Given the macro weakness and such, is there any pockets of strength, any of your businesses you expect to be up sequentially within the December quarter? Thanks.

Ted Tewksbury - Integrated Device Technology - President, CEO

Yes. The RapidIO will continue to grow. Also, all of the new product categories are showing good strength, or the majority of them are. High-speed converters will show growth. And the enterprise Flash controller area will show some growth and wireless power, we already talked about, will show growth as well.

Operator

Blake Harper.

Blake Harper - Signal Hill Group LLC - Analyst

Thanks. Ted, you had talked in your prepared remarks about being confident about March quarter, going into March quarter. Was that — could you just clarify for us? Was that just the Computing segment or overall revenues, and could you just talk about what it is that you expect to see that gives you the confidence, either in the Computing or the overall business, that you can grow in March?

Ted Tewksbury - Integrated Device Technology - President, CEO

In March, I’m hoping that we’ll be able to grow corporate revenue at the top level. I was referring specifically in that remark to the memory interface business, which did hit a bit of an air pocket this quarter, as we talked about, due to some customer-specific issues, inventory buildup, and the overall server market weakness. So I can say with confidence that in March we’re going to see the server revenue back up again.

Blake Harper - Signal Hill Group LLC - Analyst

Okay. Thanks. And then, can you just remind us or tell us what percentage of revenues came from new products? And then, also, kind of refresh about which ones you’re including in there and what time frames since you’ve introduced them that you’re including when you’re talking about your new products.

Rick Crowley - Integrated Device Technology - SVP, CFO

Yes, 17% of the revenue is new products this quarter, and we’re sticking with the definition that we used in our analyst day in March, which is basically all of our new product for us, with [s3o] and PCI Express being the two main revenue drivers today, but adding on top of that areas like RF and wireless power, enterprise Flash controller, things like that. The new data converter business that we acquired is also in there. So the core business really is memory interface and the majority of our timing business.

Ted Tewksbury - Integrated Device Technology - President, CEO

If I can just add to that, the 17% that Rick referred to for our new product as a percentage of total revenue has grown substantially. It’s up from 14% last quarter, 13% the quarter before that, and 10% the quarter before that. So, good growth is being demonstrated in all the new product areas.

Blake Harper - Signal Hill Group LLC - Analyst

All right. Thanks a lot, guys.

Operator

Betsy Van Hees.

Betsy Van Hees - Wedbush Securities - Analyst

Ted, I was wondering if you could go back to the FTC and the fact that you guys haven’t provided them the second request for information yet because that request came back in June, right? And so I was wondering, here we are at the end of October. What’s taking so long in getting that information back to them?

Ted Tewksbury - Integrated Device Technology - President, CEO

Betsy, the second request was in September.

Rick Crowley - Integrated Device Technology - SVP, CFO

July.

Ted Tewksbury - Integrated Device Technology - President, CEO

July. I’m sorry. We are complying with the second request. We had expected that we would be able to certify compliance by the end of this month.

However, the FTC is free to ask for whatever additional information they want, and right now it looks like that’s going to push us into probably mid-November before we can certify compliance. And then, after that, the clock starts ticking and the FTC has 45 days to make a recommendation to their commissioners, at which point we have the opportunity to go back and make the final argument.

But that’s why we were saying that we’re hopeful that we’ll get this completed and get a decision from the FTC by the end of December, but it’s not within our control, and there is a possibility that it could push into January.

Betsy Van Hees - Wedbush Securities - Analyst

And then, when you say certify compliance, that means that you have answered all the questions and provided them all the information that they are requesting?

Ted Tewksbury - Integrated Device Technology - President, CEO

That’s correct.

Betsy Van Hees - Wedbush Securities - Analyst

And is it possible that they could, as you are continuing to provide them information, that date that you have said could even be pushed back again?

Ted Tewksbury - Integrated Device Technology - President, CEO

Well, once we certify compliance, we’re done with that phase of the process, and then they move into their deliberation, then they have 45 days to make a decision.

Betsy Van Hees - Wedbush Securities - Analyst

Okay. And then, 25% down on Computing. So you talked about the air pocket that you hit, and then you have a lot of confidence level that in March you’re going to see that kind of growth, that we’ll see growth again in that business. But with the environment so weak, I’m just kind of curious if you could help us understand a little bit more of where that confidence level is — if you can help us out a little bit more on that.

Rick Crowley - Integrated Device Technology - SVP, CFO

Betsy, this is Rick. I think one of the aspects of this, it’s clear that a big portion of this air pocket, as Ted called it, is an inventory correction as there’s been an accumulation of inventory and it’s kind of like a 10-car pileup on the highway.

And we’ve seen this before in the memory interface market. As a matter of fact, exactly one year ago, in the September quarter of last year, we had a very similar type of inventory correction take place after the Japan tsunami last year. People were grabbing supply and then shed inventory in the September quarter.

Of course, the elements surrounding this aren’t exactly the same from a macro perspective, but when you look at the symptoms, it’s quite similar, and usually that takes about one quarter or so for the [chetus] channel to clean itself up. And based on the attributes that we see, that’s why, as Ted mentioned, we have good confidence that we’d expect to see some presumption of growth, just from the fact that the customers in the channel stop burning inventory next quarter.

Ted Tewksbury - Integrated Device Technology - President, CEO

Yes, Betsy, we’ve got about 65% or so of this market, so we’ve got very good visibility into customers’ consumption. So we can say we’re at pretty high confidence that we’ll see a return to growth in March.

Betsy Van Hees - Wedbush Securities - Analyst

And then, you saw the slowdown hit, then, pretty much end of September, in the month of September and October? And then I just have one more question.

Rick Crowley - Integrated Device Technology - SVP, CFO

Yes, primarily, based on the order trends, yes.

Betsy Van Hees - Wedbush Securities - Analyst

Okay. And then, last question, Rick, you guys have done a great job in terms of managing the inventory levels. So are you building any inventories or are you just continuing to bring it down as you guys have moved to this fabless model? I was wondering if there is any areas of inventory that we should be concerned about.

Rick Crowley - Integrated Device Technology - SVP, CFO

No, I think we’ve done a good job of bringing our own inventory down, as you can see, for the last two quarters.

Now we peaked in the — about nine months ago in inventory, and it brought it down since. Part of that is the transition inventory that we built to go from our fab to the fabless model, and that was part of the plan is to bring inventory down. I think if we had a little bit more robust economic environment and better revenue, we’d be bringing inventory down a bit faster than we currently are. And so, we’d look for it over the next few quarters, hopefully, to get down below 100 days and head towards at least 90 days a few quarters out.

Betsy Van Hees - Wedbush Securities - Analyst

Okay. Great, guys. Thanks so much for taking my questions.

Operator

(Operator Instructions). Christopher Longiaru.

Christopher Longiaru - Sidoti & Company - Analyst

Hey, guys. I want to piggyback on that inventory situation. Can you just comment on what typical weeks of inventory is in this channel that you see and kind of where you are now?

Rick Crowley - Integrated Device Technology - SVP, CFO

Normally, I guess, if I look at the Asia [district] channel, we’d be probably around seven to eight weeks, and we’re probably about 10% higher than that right now, based on primarily weaker sellthrough and consumption and customer consumption in the September quarter.

Christopher Longiaru - Sidoti & Company - Analyst

And then, just in terms of the cost reductions that you guys are looking at, can you elaborate just a little bit more on the timing? There’s a pretty sizable reduction from September to December. Could we expect the same magnitude of reduction in quarters going forward after the December quarter?

Rick Crowley - Integrated Device Technology - SVP, CFO

I’m not sure we can go into that level of detail right now, Chris. I mean, as we mentioned, we’re focused on reducing OPEX. I think we made good strides in September. We are projecting, as you mentioned, further declines in December.

We hope to bring costs down further in March to help us get to our — closer to our operating margin target that we set out. But we’ll give you an update on that when we guide in January.

Christopher Longiaru - Sidoti & Company - Analyst

Okay, that’s fair. Did you mention a tax rate for December?

Rick Crowley - Integrated Device Technology - SVP, CFO

Yes, it should be 19% for the rest of this calendar year — not calendar year, fiscal year, and then dropping to the 10% to 13% range in fiscal 2014, depending on what Congress does next year.

Christopher Longiaru - Sidoti & Company - Analyst

So that doesn’t include any investment tax credit being renewed.

Rick Crowley - Integrated Device Technology - SVP, CFO

It would be at the high end. If it’s at 13%, if there’s no R&D tax credit or some of the other [wupto] rules, we’ll be at the high end of that 10% to 13% range next year.

Christopher Longiaru - Sidoti & Company - Analyst

Great. Thanks a lot, guys. I’ll jump out.

Operator

At this time, there are no further questions from the phone. Please proceed.

Ted Tewksbury - Integrated Device Technology - President, CEO

Well, thank you all for joining us today. I know you’re all having a tough time back there are on the East Coast, and we wish you all the best.

We’ll be at the Needham Storage Conference on November 14, and as always, we appreciate your interest in IDT and look forward to meeting you all at that conference and our marketing trips this quarter, as well as on our next earnings call. Thank you and goodbye.

Operator

That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference. You may now disconnect.

D I S C L A I M E R

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In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

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Additional Information

This transcript is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer with respect to the acquisition of PLX Technology will only be made through the prospectus, which is part of the registration statement on Form S-4, which contains an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer, as well as the Tender Offer Statement on Schedule TO, (collectively, and as amended and supplemented from time to time, the “Exchange Offer Materials”), each initially filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT on May 22, 2012. The registration statement has not yet become effective. In addition, PLX Technology filed with the SEC on May 22, 2012 a solicitation/recommendation statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) with respect to the exchange offer. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions because these documents contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents, as filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT or PLX Technology, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX Technology, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).

Forward-Looking Statements

Certain statements above may contain forward-looking statements relating to IDT, including statements regarding demand for Company products, anticipated trends in Company sales, expenses, and profits, and expectations for IDT’s proposed acquisition of PLX. All statements included in this transcript concerning activities, events or developments that IDT expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: uncertainties as to the timing of the exchange offer and the subsequent merger; uncertainties as to how many of PLX’s stockholders will tender their shares of common stock in the exchange offer; the risk that competing offers or acquisition proposals will be made; the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals); the risk that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the exchange offer or the merger may result in significant costs of defense, indemnification and liability; the risk that IDT’s or PLX’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the companies will not be integrated successfully; the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; and other economic, business and competitive factors affecting the businesses of IDT and PLX generally, including those set forth in the filings of IDT and PLX with the SEC from time to time, including their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date of this communication and IDT does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.